Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Sonic Innovations, Inc.:

We consent to the use of our reports dated March 16, 2006, with respect to the consolidated balance sheets of Sonic Innovations, Inc. as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2005, and the related financial statement schedule, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, and the effectiveness of internal control over financial reporting as of December 31, 2005, incorporated herein by reference.

/s/ KPMG

Salt Lake City, Utah

May 16, 2006